MANAGEMENT DISCUSSION & ANALYSIS

March 31, 2021

May 6, 2021

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech® Inc. as at and for the three months ended March 31, 2021 and 2020, and should also be read in conjunction with the audited consolidated financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2020. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Unless otherwise indicated, all references to "$" and "dollars" in this discussion and analysis mean Canadian dollars.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including: our belief as to the potential and mode of action of pelareorep, an intravenously delivered immuno-oncolytic virus, as a cancer therapeutic; our expectation that we will incur substantial losses and will not generate significant revenues until and unless pelareorep becomes commercially viable; our business strategy, goals, focus and objectives for the development of pelareorep; the impact of the COVID-19 pandemic on our research and development activities, business operations and financial condition, our plans to mitigate any such impact; the potential impact of the COVID-19 pandemic on stock markets and global economic activity; our plan to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and pelareorep supply; our plans respecting regulatory approval for pelareorep; our planned clinical development program, including the timing thereof; our expectations regarding the anticipated benefits and value to us of additional clinical data; our expectations as to the purpose, design, outcomes and benefits of our current or pending clinical trials involving pelareorep; our expectations regarding enrollment under our various clinical trials; our expectations respecting the delivery of additional clinical data and the timing thereof; our anticipated milestones and catalysts; our planned 2021 development activity for pelareorep; our 2021 manufacturing program; our anticipated 2021 cash requirements to fund our operations; our anticipated 2021 expenses relating to clinical trials, manufacturing, intellectual property, research collaborations and other research and development and operating expenses; our plans respecting the maintenance of adequate cash reserves to support our planned activities; our anticipated cash usage in 2021; our plans for funding our capital expenditure requirements; our approach to credit rate, interest rate, foreign exchange and liquidity risk mitigation; and other statements that are not historical facts or which are related to anticipated developments in our business and technologies. In any forward-looking statement in which we express an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Forward-looking statements, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. We may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labor shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize pelareorep, uncertainties related to the research, development and manufacturing of pelareorep, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to recruit and retain talented employees, our continued ability to obtain financing to fund our clinical development plan, our ability to receive regulatory approval to commence enrollment in the clinical studies which are part of our clinical development plan, our ability to maintain our supply of pelareorep and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates, and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake any obligation to update these forward-looking statements except as required by applicable law.

Pelareorep Development Update For 2021

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company. We have focused our research and development efforts on the development of pelareorep, an intravenously delivered immuno-oncolytic virus (IOV) with the potential to treat a variety of cancers. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, pelareorep becomes commercially viable.
Our goal each year is to advance pelareorep through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we proactively manage all aspects of the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and pelareorep supply, and our intellectual property.

Potential Impact of COVID-19

During the first three months of 2021, the ongoing coronavirus infectious disease 2019 (COVID-19) pandemic did not cause a significant disruption to our business operations. Clinical trial activities by Oncolytics, including patient enrollment and site activation, were not materially delayed due to COVID-19. To date, COVID-19 has not had a material impact on our financial condition, liquidity or longer-term strategic development. However, the global outbreak of COVID-19 has caused and may continue to cause significant fluctuations in stock markets, global economic activity and healthcare systems. The scale and duration of these developments remain uncertain and could affect our ability to finance and execute our operations.

The extent to which COVID-19 may cause more significant disruptions to our business and greater impacts to our results of operations will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the outbreak (including future potential waves or cycles), travel restrictions and social distancing, business closures or business disruptions and the effectiveness of actions taken to contain and treat the disease and to address its impact, including on financial markets.

We continue to collaborate with our investigators to ensure the safety of patients and employees, as well as the productivity of our clinical programs. We expect these measures will allow us to build on the positive momentum of 2020, despite any COVID-19-related challenges that may arise. Moving forward, we plan to remain in contact with relevant stakeholders and keep the market apprised of any new information that may materially impact clinical timelines.

Clinical Trial Program

The ultimate objective of our clinical development plan is to obtain regulatory approval for pelareorep and is based on the compelling efficacy data from previous studies in breast, multiple myeloma, and selected gastrointestinal cancers. Our current clinical development program centers on the role of pelareorep in immuno-oncology mechanisms, particularly in combination with key immune checkpoint inhibitors and potentially other immune-based therapies. Our primary focus is to demonstrate enhanced antitumor efficacy with checkpoint inhibitors, as we believe this may be the most immediately impactful clinical data and the most expeditious path to approval.

We believe pelareorep has the potential to provoke specific innate and adaptive immune responses when combined with different classes of immunotherapies. Therefore, as our clinical development program evolves and delivers additional data, we will consider appropriate expansion of our plan to investigate potential opportunities with such immunotherapies.

First Quarter 2021 Developments

Clinical studies aiding our breast cancer program

Collaboration with Pfizer Inc. and Merck KGaA, Darmstadt, Germany: BRACELET-1 study
In 2019, we entered into a co-development agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc. to co-develop pelareorep in combination with paclitaxel and avelumab, a human anti-PD-L1 antibody, for the treatment of hormone receptor-positive / human epidermal growth factor 2-negative (HR+ / HER2-) metastatic breast cancer (mBC). This phase 2 clinical trial is jointly funded by Oncolytics and Pfizer. The study, known as BRACELET-1, is an open-label study planned to enroll 48 patients into three cohorts: paclitaxel alone, paclitaxel in combination with pelareorep, and paclitaxel in combination with both pelareorep and avelumab (Bavencio®). PrECOG LLC, a leading cancer research network, is managing the BRACELET-1 study. We dosed the first patient in 2020.

The study is examining the expression of immune-related biomarkers to identify changes in T cell population between pretreatment and on-therapy biopsies and seek to confirm our previously identified biomarker and is designed to assess efficacy in terms of overall response rate at week 16 per RECIST 1.1 and iRECIST. The safety of the combination is also being evaluated. Similar to the AWARE-1 study (see below), the results of this study may provide an opportunity to add an arm to our proposed registration study that includes a checkpoint inhibitor in addition to the chemotherapy-virus combination. Furthermore, the results of the BRACELET-1 study may provide important confirmatory data in the same patient population where we presented compelling mBC survival data at the 2017 AACR Annual Meeting. These endpoints, including the biomarker data, are expected to further de-risk our contemplated registration study, permitting for a smaller study with a higher likelihood of clinical success.

In the first quarter of 2021, we continued patient enrollment and treatment and study initiating activities including selecting and readying additional clinical trial sites.

Collaboration with SOLTI: AWARE-1 study
In February 2019, we received approval for our AWARE-1 study from the Spanish Agency for Medicine and Health Products. This clinical collaboration with SOLTI, an academic research group dedicated to breast cancer research, is a window of opportunity study in the neoadjuvant setting for breast cancer using pelareorep in combination with F. Hoffmann-La Roche (Roche)'s anti-PD-L1 checkpoint inhibitor, atezolizumab (Tecentriq®), which we are utilizing under our Master Clinical Supply Agreement with Roche. In 2020, we published various clinical data demonstrating the ability of pelareorep to promote a pro-inflammatory tumor microenvironment (TME) and provided a basis for the findings of a prior successful phase 2 trial (IND-213) that showed a near doubling of overall survival with pelareorep treatment in HR+/HER2- breast cancer patients. These data also highlighted the potential of a predictive biomarker (T cell clonality) to identify patients with breast cancer most likely to respond to pelareorep.

In the first quarter of 2021, we continued performing patient data analysis including the calculation of CelTIL scores (the study’s primary endpoint). In April 2021, we published the results from the first two patient cohorts (see "Post Q1 2021 Development" below).

Additional checkpoint inhibitor combinations

Triple-negative breast cancer study combining pelareorep and retifanlimab
In the first quarter of 2021, we continued with patient enrollment and treatment in our investigator-sponsored trial (IST) managed by Rutgers Cancer Institute of New Jersey. This single-arm, open-label, phase 2 trial, known as IRENE, is investigating the use of pelareorep in combination with Incyte's anti-PD-1 checkpoint inhibitor, retifanlimab, in patients with metastatic triple-negative breast cancer (TNBC). This study plans to enroll 25 patients.

The IRENE study represents an expansion of our lead breast cancer program into a new disease subtype (TNBC). In addition to investigating the safety and efficacy of pelareorep-anti-PD-1 combination treatment in TNBC patients, the study is also evaluating changes in PD-L1 expression and correlations between treatment outcomes and peripheral T cell clonality, a previously identified biomarker of pelareorep response that may enable the success of future pivotal studies by facilitating the patient selection process.

Collaboration with Roche and AIO-Studien-gGmbH: GOBLET platform study
In 2020, we entered into a collaboration with Roche and AIO-Studien-gGmbH, a leading academic cooperative medical oncology group based in Germany. The phase 1/2 trial, known as GOBLET, will investigate the use of pelareorep, in combination with Roche's anti-PD-L1 checkpoint inhibitor atezolizumab (Tecentriq®), in patients with metastatic pancreatic, metastatic colorectal and advanced anal cancers. The study is expected to be conducted at 25 centers in Germany. The primary endpoint of the study is safety, with overall response rate and blood-based biomarkers (T cell clonality and CEACAM6) as exploratory endpoints. Approximately 55 patients are planned for enrollment across four separate cohorts: pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line metastatic pancreatic cancer patients, pelareorep in combination with atezolizumab in 2nd and 3rd line metastatic colorectal cancer patients that are diagnosed as MSI high (microsatellite instability), pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients, and pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients.

In the first quarter of 2021, we continued with initial regulatory activities seeking approval to commence enrollment from the German federal agency, The Paul Ehrlich Institute, along with startup activities.

Pancreatic cancer study combining pelareorep and Keytruda®
In the first quarter of 2021, we continued patient follow-up in our IST supported by Merck Inc. (Merck), Northwestern University and Oncolytics. This study, an extension of our phase 1 study (REO 024), is investigating pelareorep in combination with Merck’s anti-PD1 checkpoint inhibitor Keytruda®, to treat second-line pancreatic cancer patients.

Multiple myeloma study combining pelareorep and Opdivo®
In the first quarter of 2021, we continued patient enrollment and treatment in addition to patient sample analysis in our IST with Emory University and the University of Utah investigating the combination of pelareorep and Bristol-Myers Squibb's anti-PD1 checkpoint inhibitor Opdivo® in 40 - 50 relapsed or refractory myeloma patients.

CAR T Preclinical Data

In February 2021, at the CAR-TCR Summit Europe 2021, we published an electronic poster (ePoster), in collaboration with investigators at the Mayo Clinic, with data from a preclinical study evaluating pelareorep and chimeric antigen receptor (CAR) T cell combination therapy in solid tumors. The results show that loading CAR T cells with pelareorep vastly improved their persistence and efficacy in a murine solid tumor model, in stark contrast to preclinical studies using intratumoral infection with the VSV oncolytic virus that weakened CAR T cells. Efficacy of pelareorep-loaded CAR T cell therapy was further enhanced by boosting mice eight days later with a single intravenous dose of pelareorep, generating highly persistent CAR T cells, inhibition of recurrent tumor growth, and ultimately tumor cures.

Post Q1 2021 Developments

AWARE-1 Primary End Point Data
In April 2021, we published an ePoster at the AACR Annual Meeting 2021 with new clinical data from the AWARE-1 study showing patients receiving pelareorep plus checkpoint blockade therapy met the trial's primary endpoint. These patients were treated with pelareorep and letrozole without (cohort 1) or with (cohort 2) the PD-L1 inhibitor atezolizumab (Tecentriq®) prior to surgery. Evaluation of cohorts 1 and 2 was the core objective of AWARE-1, as HR+/HER2- is the breast cancer subtype we intend to examine in a future registrational study. Key data and conclusions included:
•60% of cohort 2 patients (n=10) saw a CelTIL increase of at least 30% from baseline (pre-pelareorep administration) to surgery (21-days post-administration), exceeding the study's pre-specified success criteria;
•Treatment with pelareorep alone or in combination with atezolizumab increased tumor PD-L1 expression and led to the conversion of PD-L1 negative tumors into PD-L1 positive tumors;
•Pelareorep profoundly reverses immunosuppressive tumor microenvironments and promotes immune effector cell infiltration into solid tumors, positioning it as an enabling technology for a variety of immunotherapeutic agents;
•Tumor-cell specific pelareorep replication was observed in all evaluated patients following intravenous pelareorep administration;
•70% of all cohort 1 and 2 patients (n=20) saw an increase in CelTIL from baseline to surgery;
•The addition of atezolizumab enhances pelareorep's ability to generate and expand new anti-viral and anti-tumor T cell clones in the tumor and periphery; and
•Compared to cohort 1, cohort 2 patients had a higher ratio of CD8+ T cells to regulatory T cells, suggesting pelareorep and checkpoint inhibition enhances inflammation within the tumor microenvironment.

Manufacturing and Process Development

During the first quarter of 2021, we continued distribution and storage activities with the product supply, completed drug product release testing related to a product fill completed at the end of 2020 and performed testing as part of an ongoing stability program. As well, we continued our activities to maintain clinical and commercial production capabilities to manufacture pelareorep at the 100-liter scale. Ongoing bulk manufacturing and expanded filling capabilities are both part of the process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of our submission to regulators, including the FDA, for product approval.

Intellectual Property

At the end of the first quarter of 2021, we had been issued over 378 patents including 40 US and 17 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

U.S. "at-the-market" equity distribution
During the three-month period ending March 31, 2021, we sold 6,313,219 common shares for gross proceeds of US$20,440,251 at an average price of US$3.24. We received, net of commissions of US$613,208, proceeds of US$19,827,043. In total, we incurred share issue costs (including commissions) of $974,247.

Warrant exercise
During the three-month period ending March 31, 2021, 201,722 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$181,550.

Financial Impact

We estimated at the beginning of the first quarter of 2021 that our cash requirements to fund our operations for the year will be between $28 - $30 million. Our actual cash usage for the three-month period ending March 31, 2021 was $5,568,457 for operating activities, nil for the acquisition of property and equipment and $111,673 for the payment of office leases. Our net loss for the period was $6,434,745, which included a non-cash change in fair value of warrant derivative loss of $164,780 and a foreign exchange loss of $390,554 primarily due to unrealized translation loss on U.S. dollar denominated cash balances.

Cash Resources

We ended the first quarter of 2021 with cash and cash equivalents totaling $50,362,162 (see “Liquidity and Capital Resources”).

Subsequent Events

Between April 1, 2021 and May 6, 2021, through our March 2021 ATM equity distribution agreement, we issued 1,817,621 common shares for gross proceeds of US$5,870,301 at an average price of US$3.23. We received, net of commissions of US$176,109, proceeds of US$5,694,191.

Pelareorep Development for the Remainder of 2021

Our planned 2021 development activity for pelareorep focuses on our clinical development plan along with our manufacturing and intellectual property programs. Our primary 2021 clinical objectives will focus on BRACELET-1 enrollment, the commencement of enrollment in our GOBLET platform study and the assessment of our clinical data to help form the nature of our registration strategy, our path to approval and possible other clinical development opportunities. While we are making every effort to maintain the timing of our future milestones, the full impact of the COVID-19 pandemic on these milestones is not known. Patient safety is our foremost concern and we will provide updates as they become known.

Our 2021 manufacturing program includes product fills and the associated analytical testing, process development activities as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. We also intend to assess a process development plan investigating application of single-use equipment to our drug substance production process. These activities are consistent with our process validation master plan. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2021 will be approximately $28 - $30 million but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

Results of Operations
(for the three-month period ending March 31, 2021 and 2020)

Net loss for the three-month period ending March 31, 2021 was $6,434,745 compared to net income of $399,662 for the three-month period ending March 31, 2020. Net loss for the three-month period ended March 31, 2021 included a non-cash change in fair value of warrant derivative loss of $164,780 (March 31, 2020 - gain of $4,151,982) and a foreign exchange loss of $390,554 (March 31, 2020 - gain of $1,704,805).

Research and Development Expenses (“R&D”)

	2021 $	2020 $
Clinical trial expenses	765,632	638,512
Manufacturing and related process development expenses	377,949	466,977
Intellectual property expenditures	277,426	426,159
Research collaboration expenses	51,202	43,187
Other R&D expenses	925,202	849,364
Share-based payments	361,603	105,447
Research and development expenses	2,759,014	2,529,646

Clinical Trial Program

	2021 $	2020 $
Clinical trial expenses	765,632	638,512

Our clinical trial expenses were $765,632 for the three-month period ending March 31, 2021 compared to $638,512 for the three-month period ending March 31, 2020. During the three-month period ending March 31, 2021, activities related to our breast cancer program included our portion (net of Pfizer's contribution) of patient enrollment and treatment for our BRACELET-1 study as well as patient sample analysis for our AWARE-1 study. During the three-month period ending March 31, 2020, activities related to our breast cancer program included continued patient enrollment and treatment for our AWARE-1 study, our portion (net of Pfizer's contribution) of trial initiation activities related to the BRACELET-1 study as well as key opinion leader activities

During the three-month period ending March 31, 2021, in addition to activities related to our breast cancer program, we also incurred trial initiation costs related to our GOBLET study, costs related to our ongoing ISTs and data management consulting costs. During the three-month period ending March 31, 2020, our other clinical activities included close out costs related to our legacy clinical trials and consulting costs related to data management.

We still expect our clinical trial expenses to increase in 2021 compared to 2020. During 2021, we will focus on BRACELET-1 enrollment, the commencement of enrollment in our GOBLET platform study and the assessment of our clinical data to help form the nature of our registration strategy, our path to approval and possible other clinical development opportunities.

Manufacturing & Related Process Development (“M&P”)

	2021 $	2020 $
Product manufacturing expenses	324,928	435,860
Process development expenses	53,021	31,117
Manufacturing and related process development expenses	377,949	466,977

Our M&P expenses for the three-month period ending March 31, 2021 were $377,949 compared to $466,977 for the three-month period ending March 31, 2020. During the three-month period ending March 31, 2021, our product manufacturing costs primarily related to shipping and storage costs of our bulk and vialed product as well as drug product release testing related to a product fill completed at the end of 2020. During the three-month period ending March 31, 2020, our product manufacturing costs primarily related to a product fill and the associated consulting and testing expenses, as well as shipping and storage costs of our bulk and vialed product.

Our process development expenses for the three-month period ending March 31, 2021 were $53,021 compared to $31,117 for the three-month period ending March 31, 2020. During the three-month period ending March 31, 2021, our process development activities focused on stability studies and analytical development. During the three-month period ending March 31, 2020, our process development activities focused on analytical development studies.

We still expect our M&P expenses for 2021 to increase compared to 2020. For the remainder of 2021, we expect to fill products and perform the associated analytical testing, carry out process development activities as well as labeling, packaging and shipping of pelareorep to our various clinical sites for ongoing and upcoming activities. We also intend to assess a process development plan investigating application of single-use equipment to our drug substance production process. These activities are consistent with our process validation master plan.

Intellectual Property Expenses

	2021 $	2020 $
Intellectual property expenses	277,426	426,159

Our intellectual property expenses for the three-month period ending March 31, 2021 were $277,426 compared to $426,159 for the three-month period ending March 31, 2020. The change in intellectual property expenditures reflects the timing of filing costs associated with our patent base. At the end of the three-month period ending March 31, 2021, we had been issued over 378 patents including 40 U.S. and 17 Canadian patents, as well as issuances in other jurisdictions.

We still expect our intellectual property expenses will remain consistent in 2021 compared to 2020.

Research Collaborations

	2021 $	2020 $
Research collaborations	51,202	43,187

Our research collaboration expenses for the three-month period ending March 31, 2021 were $51,202 compared to $43,187 for the three-month period ending March 31, 2020. During the three-month periods ending March 31, 2021 and 2020, our research collaborations included studies investigating the interaction of the immune system and pelareorep.

We still expect that our research collaborations in 2021 will increase compared to 2020. We expect to complete our ongoing collaborative program carried over from 2020 and will continue to be selective in the types of new collaborations we enter into in 2021.

Other Research and Development Expenses

	2021 $	2020 $
R&D personnel related expenses	918,180	789,858
Other R&D expenses	7,022	59,506
Other Research and Development expenses	925,202	849,364

Our Other Research and Development expenses for the three-month period ending March 31, 2021 were $925,202 compared to $849,364 for the three-month period ending March 31, 2020. The change in R&D personnel related expenses for the three-month period ending March 31, 2021 compared to the three-month period ending March 31, 2020 was due to salary adjustments and an increase in headcount as we look to expand our U.S. office, partly offset by recruitment related costs incurred in 2020.

The change in Other R&D expenses for the three-month period ending March 31, 2021 compared to the three-month period ending March 31, 2020 was primarily due to decreased travel expenses as a result of COVID-19.

We still expect our Other Research and Development expenses in 2021 to increase compared to 2020 as a result of our need for additional U.S. personnel to implement our clinical program.

Share-Based Payments

	2021 $	2020 $
Share-based payments	361,603	105,447

During the three-month period ending March 31, 2021, our non-cash share-based payment expenses were $361,603 compared to $105,447 for the three-month period ending March 31, 2020. We incurred share-based payment expenses associated with the vesting of options and share awards to officers and employees.

Operating Expenses

	2021 $	2020 $
Public company related expenses	2,087,151	1,897,688
Office expenses	651,532	694,274
Depreciation - property and equipment	20,550	23,045
Depreciation - right-of-use assets	86,184	91,023
Share-based payments	296,473	287,358
Operating expenses	3,141,890	2,993,388

Our operating expenses for the three-month period ending March 31, 2021 were $3,141,890 compared to $2,993,388 for the three-month period ending March 31, 2020. Public company related expenses include costs associated with investor relations, business development and financial advisory activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our Canadian and U.S. stock listings. During the three-month period ending March 31, 2021, our public company related expenses were $2,087,151 compared to $1,897,688 for the three-month period ending March 31, 2020. The change was due to increased directors and officers insurance premiums, partly offset by lower investor relations and business development activities as well as decreased travel expenses as a result of COVID-19.

Office expenses include compensation costs (excluding share-based payments), rent related to short-term leases and other office related costs. During the three-month period ending March 31, 2021, our office expenses of $651,532 remained consistent with $694,274 during the three-month period ending March 31, 2020.

During the three-month period ending March 31, 2021, our non-cash share-based payment expenses were $296,473 compared to $287,358 for the three-month period ending March 31, 2020. We incurred share-based payment expenses associated with the vesting of options and share awards to officers, employees, consultants and independent board members.

We still expect our operating expenses in 2021 to increase compared to 2020.

Change in Fair Value of Warrant Derivative

We issued warrants in connection with our August 2019 underwritten public offering. Warrants issued with an exercise price denominated in a foreign currency are reported as a liability until they are exercised or expire. These warrants are adjusted to fair value at each exercise date and at each reporting period and any change in fair value is recorded in the consolidated statements of (loss) income and comprehensive (loss) income. Gains and losses resulting from the revaluation of the warrant derivative are non-cash and do not impact our cash flows.

	2021 $	2020 $
Change in fair value of warrant derivative	(164,780)	4,151,982

During the three-month period ending March 31, 2021, we recognized a loss of $164,780 on the change in fair value of our warrant derivative compared to a gain of $4,151,982 for the three-month period ending March 31, 2020. The change in fair value during the three-month period ending March 31, 2021 was as a result of several factors including changes in the market price of our shares to US$3.81 on March 31, 2021 from US$2.38 on December 31, 2020, and the revaluation on warrants exercised. The change in fair value in the three-month period ending March 31, 2020 was as a result of several factors including changes in the market price of our shares to US$1.38 on March 31, 2020 from US$4.76 on December 31, 2019, and the revaluation on warrants exercised. The number of outstanding warrants was 64,035 and 478,938 as at March 31, 2021 and March 31, 2020, respectively.

Foreign Exchange (Loss) Gain

	2021 $	2020 $
Foreign exchange (loss) gain	(390,554)	1,704,805

Our foreign exchange (loss) gain for the three-month period ending March 31, 2021 was a loss of $390,554 compared to a gain of $1,704,805 for the three-month period ending March 31, 2020. The foreign exchange (loss) gain in the three-month period ending March 31, 2021 and 2020 was primarily due to unrealized translation (loss) gain on U.S. dollar denominated cash balances.
Commitments

As at March 31, 2021, we were committed to payments totaling approximately $8,915,243 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next two years. All of these committed payments are considered to be part of our normal course of business.

Leases
Our portfolio of leases consists of office spaces with initial lease terms generally between 3 to 5 years. We currently do not have leases with variable lease payments or residual value guarantees.

During the first quarter of 2021, we extended the office lease for one of our subsidiaries for which we recorded an adjustment of $323,782 to the lease liability and right-of-use asset. The incremental borrowing rate applied was 15%. We also entered into a new office space lease for our Canadian head office, which will commence in the second quarter of 2021. The future undiscounted cash outflows related to this lease is approximately $320,000.

Our total undiscounted lease liability as at March 31, 2021 is as follows:

Maturity analysis - contractual undiscounted cash flows
March 31, 2021
Less than one year	327,735
One to five years	412,092
More than five years	—
Total undiscounted lease liability	739,827

Summary of Quarterly Results
(in thousands, except per share data)

	2021	2020				2019
	Mar	Dec	Sept	June	Mar	Dec	Sept	June
Revenue	—	—	—	—	—	—	—	—
Net (loss) income(1)(2)	(6,435)	(9,329)	(6,749)	(6,827)	400	(19,402)	(3,529)	(5,254)
Basic (loss) earnings per common share(1)(2)	(0.13)	(0.21)	(0.16)	(0.17)	0.01	(0.71)	(0.16)	(0.26)
Diluted loss per common share(3)	(0.13)	(0.21)	(0.16)	(0.17)	(0.04)	(0.71)	(0.16)	(0.26)
Total assets(4)	54,180	34,346	31,242	34,604	34,553	19,658	16,285	15,302
Total cash(4)	50,362	31,220	26,711	29,911	30,567	14,148	12,299	12,276
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)Included in consolidated net (loss) income and (loss) earnings per common share between March 2021 and July 2019 are non-cash change in fair value of warrant derivative (loss) gain of ($164,780), ($213,168), $60,264, ($507,150), $4,151,982, ($12,486,310) and ($122,498), respectively. There was no change in fair value of warrant derivative gain (loss) between June 2019 and April 2019.
(2)Included in net (loss) income and (loss) earnings per common share between March 2021 and April 2019 are quarterly share-based payment expenses of $658,076, $1,704,453, $201,076, $260,640, $392,805, $658,662, $250,384, and $260,184, respectively.
(3)Q1 2020 included the effect of dilutive warrant derivative, stock options and share awards. For all other periods presented, the effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.
(4)We issued 6,677,230 common shares for net cash proceeds of $25.3 million in 2021 (2020 - 13,968,257 common shares for net cash proceeds of $40.2 million).
(5)We have not declared or paid any dividends since incorporation.

Liquidity and Capital Resources

2021 Financing Activities

U.S. "at-the-market" equity distribution
During the period ending March 31, 2021, we sold 6,313,219 common shares for gross proceeds of US$20,440,251 at an average price of US$3.24. We received, net of commissions of US$613,208, proceeds of US$19,827,043. In total, we incurred share issue costs (including commissions) of $974,247.

Warrant exercise
During the period ending March 31, 2021, 201,722 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$181,550.

2020 Financing Activities

U.S. "at-the-market" equity distribution agreement
During the period ending March 31, 2020, we sold 4,291,860 common shares for gross proceeds of US$13,296,331 at an average price of US$3.10. We received, net of commission of US$398,890, proceeds of US$12,897,441. In total, we incurred share issue costs (including commissions) of $691,297.

Warrant exercise
During the period ending March 31, 2020, 1,205,188 warrants in connection with our August 2019 underwritten public offering were exercised for gross proceeds of US$1,084,669.

Liquidity

As at March 31, 2021, we had cash and cash equivalents and working capital positions as follows:

	March 31, 2021 $	December 31, 2020 $
Cash and cash equivalents	50,362,162	31,219,574
Working capital position	51,184,563	31,558,550

We do not have any debt other than trade accounts payable and lease liabilities, and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On June 12, 2020, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until July 12, 2022.

Our Base Shelf allowed us to enter into our ATM equity offering sales agreements in June 2020 and March 2021 (see Note 5 of our interim consolidated financial statements). We use these equity arrangements to assist us in achieving our capital objective. These arrangements provide us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We anticipate that the expected cash usage from our operations in 2021 will be between $28 - $30 million. We continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations to the end of 2021. Factors that will affect our anticipated cash usage in 2021, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2021.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, other receivables, other liabilities, accounts payable and warrant derivative. As at March 31, 2021, the carrying amount of our cash and cash equivalents, other receivables, other liabilities and accounts payable approximated their fair value. The warrant derivative is a recurring Level 2 fair value measurement as these warrants have not been listed on an exchange and therefore do not trade on an active market. As at March 31, 2021, the fair value of our warrant derivative was $237,546 (December 31, 2020 - $531,228).

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and other receivables.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Foreign exchange risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of our financial assets or liabilities. We are primarily exposed to the risk of changes in the Canadian dollar relative to the U.S. dollar, British pound and Euro as a portion of our financial assets and liabilities are denominated in such currencies. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net comprehensive loss in 2021 by approximately $370,000. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have decreased our net comprehensive loss in 2021 by approximately $1,300. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have decreased our net comprehensive loss in 2021 by approximately $15,000.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.
Balances in foreign currencies at March 31, 2021 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	39,026,206	33,880	157,189
Other receivables	87,337	—	—
Accounts payable and other liabilities	(245,004)	(280)	—
Warrant derivative	(188,903)	—	—
	38,679,636	33,600	157,189

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 10 of our interim consolidated financial statements. Accounts payable are all due within the current operating period.

Other MD&A Requirements

We have 54,667,902 common shares outstanding at May 6, 2021. If all of our options, restricted share units and performance share units (4,909,654), common share purchase warrants with a $9.025 exercise price (1,730,894) and common share purchase warrants with a US$0.90 exercise price (64,035), were exercised or were to vest, we would have 61,372,485 common shares outstanding.

Our 2020 annual report on Form 20-F is available on www.sedar.com.

Disclosure Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended March 31, 2021 that materially affected or are reasonably likely to materially affect, our internal controls over financial reporting.